

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Matthew Garth
Chief Financial Officer
Scotts Miracle-Gro Co
14111 Scottslawn Road
Marysville, Ohio 43041

> **Re: Scotts Miracle-Gro Co**
> **Form 10-K filed November 22, 2023**
> **Form 8-K filed November 1, 2023**
> **File No. 001-11593**

Dear Matthew Garth:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended September 30, 2023

Non-GAAP Measures, page 43

1. We note that impairment, restructuring and other charges are excluded from your Non-GAAP measures adjusted income (loss) from operations, adjusted net income attributable to controlling interest from continuing operations, adjusted diluted net income per common share from continuing operations income (loss) and adjusted EBITDA for all periods presented. With reference to the inventory impairment charges included in these line items, please tell us your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Also, see ASC 420-10-S99-3. Please address this comment as it relates to the non-GAAP measures, including your adjusted gross margin, as presented in Exhibit 99.1 to your Item 2.02 Form 8-K filed November 1, 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services